allocortech inc.

Profit and Loss (Appendix C to Form C-AR)

January - December 2022

	TOTAL
Income	
Billable Expense Income	67,475.11
Billable Expense Markup Income	1,644.34
Sales of Product Income	445,993.56
Services	1,875,162.63
Shipping Income	136.42
Total Income	**$2,390,412.06**
Cost of Goods Sold	
Cost of Goods Sold	706.41
Contractor	38,190.46
Manufacturing Materials	4,058.02
Supplies and Materials	150,671.44
Electronic Components	119,648.56
Mechanical Assembly Materials	3,718.35
Outsourcing	11,927.41
PCB Assemblies	1,326.74
Total Supplies and Materials	**287,292.50**
Total Cost of Goods Sold	**330,247.39**
Total Cost of Goods Sold	**$330,247.39**
GROSS PROFIT	**$2,060,164.67**
Expenses	
Advertising & Marketing	52,411.68
Ask My Accountant	-2,019.20
Bank Charges & Fees	685.99
Business Development	8,597.69
Biz Dev Services	44,590.44
Meals Biz Dev	551.45
Total Business Development	**53,739.58**
Cash Back/Discounts	-1,709.50
Company Meals	704.34
Company Meals, All Other	744.96
Office Parties	3,963.01
Office Snacks & Beverages	2,975.56
Total Company Meals	**8,387.87**
Contractors	19,207.50
Entertainment	
Office Parties	-1,625.58
Total Entertainment	**-1,625.58**

	TOTAL
Insurance	46,244.04
Legal & Professional Services	299.00
Financial Services	10,982.68
Legal Services	27,263.00
Total Legal & Professional Services	**38,544.68**
Office Supplies & Software	
Administrative	5,904.00
Consumables & Supplies	6,702.59
Lab Equipment & Supplies	15,140.42
Office Furniture	11,635.38
Software & Equipment	52,467.41
Total Office Supplies & Software	**91,849.80**
Other Business Expenses	0.00
Payroll Expenses	6.56
Employee Benefits	138.02
Disability	3,659.44
Health Insurance	75,496.53
HSA Co. Contributions	728.60
Retirement Contributions	40,204.27
Total Employee Benefits	**120,226.86**
Reimbursements	86.17
Taxes	102,773.27
Wages	1,322,269.30
Total Payroll Expenses	**1,545,362.16**
QuickBooks Payments Fees	505.50
R&D	
R&D Contractors	5,778.75
R&D Materials	9,427.82
R&D Lab Supplies	2,110.02
R&D Operating Supplies/Materials	6,166.74
R&D Special Tests/Materials	1,544.67
R&D Testing Materials & Prototypes	-25,028.00
Total R&D Materials	**-5,778.75**
Total R&D	**0.00**
Recruiting	41,148.00
Rent & Lease	39,225.49
Repairs & Maintenance	15,722.95
Shipping	11,899.36

allocortech inc.

Profit and Loss (Appendix C to Form C-AR)
January - December 2022

	TOTAL
Taxes & Licenses	161.00
County Taxes	7,894.63
Federal Corp Taxes	-7.70
VA Corp Tax	-6,896.35
Total Taxes & Licenses	**1,151.58**
Travel	107.30
Airfare	4,002.56
Lodging	5,427.28
Meals Reimbursed	1,265.77
Mileage	1,214.19
Rental Car	1,212.96
Total Travel	**13,230.06**
Utilities	
Electric	1,805.73
Gas	412.13
Internet	2,624.94
Water/Sewer/Refuse	647.95
Web Hosting / Infrastructure	7,878.15
Total Utilities	**13,368.90**
Total Expenses	**$1,987,330.86**
NET OPERATING INCOME	**$72,833.81**
Other Income	
Interest Earned	3,562.66
Late Fee Income	26,760.46
Other Miscellaneous Income	4,674.90
Total Other Income	**$34,998.02**
Other Expenses	
Depreciation	21,826.85
Other Miscellaneous Expense	367.67
Reconciliation Discrepancies	-2.81
Total Other Expenses	**$22,191.71**
NET OTHER INCOME	**$12,806.31**
NET INCOME	**$85,640.12**